Exhibit (j)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 60 to Registration Statement No. 002-74808 on Form N-1A of our report dated May 13, 2010 relating to the financial statements and financial highlights of Fidelity Colchester Street Trust, including Government Portfolio, Money Market Portfolio, Prime Money Market Portfolio, Tax-Exempt Portfolio, Treasury Only Portfolio and Treasury Portfolio, each appearing in the Annual Reports on Form N-CSR of Fidelity Colchester Street Trust for the year ended March 31, 2010, and to the references to us under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm" in the Statement of Additional Information, which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

May 24, 2010